VIA EDGAR AND OVERNIGHT MAIL

December 16, 2011

Mr. Daniel L. Gordon
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 3010 CF/AD8
Washington, DC  20549

Re. Wells Mid-Horizon Value-Added Fund I, LLC
Form 10-K for the fiscal year ended December 31, 2010
Filed March 22, 2011
File No. 000-53626

Dear Mr. Gordon:

This letter is submitted in response to your letter dated December 9, 2011 regarding the above-referenced filing. We have included the requested information within the response provided below and believe that the issues raised by your comment do not rise to a level which would require us to file a Form 10-K/A to amend our previously filed Form 10-K. We welcome the opportunity to further discuss your comment and are available to do so at (770) 449 - 7800.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Evaluating the Recoverability of Real Estate Assets

Comment:
We note your disclosure that certain of your assets may be carried at an amount more than could be realized in a current disposition transaction. For any assets where this is true, please tell us the significant estimates and assumptions you made in your analysis of the future undiscounted cash flows of the asset, and tell us the results of your analysis.

Response:
For background, we evaluate the recoverability of our real estate assets pursuant to ASC Topic 360-10-35, Impairment or Disposal of Long-Lived Assets, as further described below:

(1)
When indicators of potential impairment are present, we assess the recoverability of such assets by, first, determining whether the estimated undiscounted future operating cash flows expected from the use, and eventual disposition, of those properties exceed their respective carrying values.

(2)
In the event that a property's carrying value exceeds its estimated undiscounted future cash flows, we reduce the carrying value to reflect the property's estimated fair value based on the following information, in order of preference, depending upon availability: (i) recently quoted market prices, (ii) market prices for comparable properties, or (iii) the present value of future cash flows, including estimated salvage value.

In the context of the aforementioned analyses, we utilize a number of assumptions to estimate property cash flows, including holding periods, discount rates, market capitalization rates, expected lease rental rates, lease-up periods and sales prices. While the impact that each assumption has on the outcome of our recoverability assessment depends on the specific facts and circumstances surrounding each asset¸ generally, the expected holding period is the most sensitive assumption. When evaluating the recoverability of real estate assets, standard industry practice typically assumes a holding period of 10 years. In consideration of the term remaining for Wells Mid-Horizon Value-Added Fund I, LLC, our estimated undiscounted cash flows include a weighted-average of significantly shorter holding periods indicative of multiple disposition scenarios. Factors that can influence our holding period expectations include, among others, changes in: the disposition strategy for the portfolio, our capital needs, local market conditions, property conditions, and tenant or lease-specific considerations. Changes in the aforementioned factors could require us to re-evaluate the holding period, which could cause the property's estimated undiscounted future cash flows to fall below its carrying value and, thus, trigger an impairment loss. By extension, certain of our real estate assets may be carried at an amount more than could be realized in a current disposition transaction.

We would like to acknowledge the following to the Commission with respect to the above-referenced filing and the comments of the Commission Staff related thereto:

•	Wells Mid-Horizon Value-Added Fund I, LLC is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	Wells Mid-Horizon Value-Added Fund I, LLC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Douglas P. Williams
Douglas P. Williams
Principal Financial Officer
of Wells Investment Management Company, LLC,
as manager of Wells Mid-Horizon Value-Added Fund I, LLC

CC: Mr. Eric McPhee, Securities and Exchange Commission
Mr. Leo F. Wells, Principal Executive Officer & Chairman of the Board of Directors
Mr. Glen F. Smith, Chief Accounting Officer
Mr. Bill Godshall, Frazier & Deeter, LLC
Mr. Robert H. Bergdolt, DLA Piper LLP